UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Meade Instruments Corp.
(Name of Subject Company)

VictoryOne Inc.
(Offeror)

MIT Capital Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

583062104
(Cusip Number of Class of Securities)

Jason Tian
MIT Capital Inc.
97 E Brokaw Rd, Suite 210
San Jose, CA 95112
Telephone: 408-329-6148
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Harpreet S. Walia, Esq.
Royse Law Firm, PC
135 Main St., 12th Floor
San Francisco, CA 94105
415-421-9700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,305,566	$587.28

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 1,179,607 shares of common stock of Meade Instruments Corp. (“Meade”) not owned by MIT Capital Inc. as of the date of the filing. According to Meade’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on May 30, 2013, as of May 24, 2013 there were 1,305,148 outstanding shares of Common Stock issued, par value $0.01 per share, including 132,065 shares restricted stock. As of the date of this filing, members of MIT Capital Inc. beneficially own 125,541 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .000136400.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Schedule TO relates to the offer by VictoryOne Inc.(the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of MIT Capital Inc., a California Corporation (“MIT”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Meade Instruments Corp., a Delaware corporation (“Meade”), at $3.65 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated June 20, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement dated May 10, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013

MIT Capital Inc.

By:	/s/ Xinghui Tian
Name: Xinghui Tian
Title: Chairman & CEO

VictoryOne Inc.

By:	/s/ Xinghui Tian
Name: Xinghui Tian
Title: Chairman & CEO

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated June 20, 2013.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of summary advertisement dated June 20, 2013.